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                                 SCHEDULE 14D-9

                          ---------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                           UNDER SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                     WAVE TECHNOLOGIES INTERNATIONAL, INC.
                           (Name of Subject Company)

                     WAVE TECHNOLOGIES INTERNATIONAL, INC.
                       (Names of Person Filing Statement)

                         COMMON STOCK, PAR VALUE $0.50
                      (INCLUDING THE ASSOCIATED PREFERRED
                             STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   94352Q109
                     (CUSIP Number of Class of Securities)

                          ---------------------------

                               KENNETH W. KOUSKY
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     WAVE TECHNOLOGIES INTERNATIONAL, INC.
                        10845 OLIVE BOULEVARD, SUITE 250
                          SAINT LOUIS, MISSOURI 63141
                                 (314) 995-5767

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                          ---------------------------

                                WITH A COPY TO:

                           JOHN L. GILLIS, JR., ESQ.
                             ARMSTRONG TEASDALE LLP
                      ONE METROPOLITAN SQUARE, SUITE 2600
                        SAINT LOUIS, MISSOURI 63102-2740

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) NAME AND ADDRESS. The name of the subject company is Wave Technologies International, Inc., a Missouri corporation (the "Company"). The address of the principal executive offices of the Company is 10845 Olive Boulevard, Suite 250, Saint Louis, Missouri 63141 and the telephone number is (314) 995-5767.

     (b) SECURITIES. The title of the class of equity securities to which this Statement relates is common stock, par value $0.50 per share, of the Company (the "Company Common Stock" or the "Shares"). As of March 10, 2000, there were 4,265,845 shares of the Company Common Stock outstanding. There were also outstanding employee stock options to purchase an additional 596,392 shares of Company Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) NAME AND ADDRESS. This Solicitation/Recommendation Statement (this "Statement") is being filed by the Company. The address of the principal executive offices of the Company is 10845 Olive Boulevard, Suite 250, Saint Louis, Missouri 63141 and the telephone number is (314) 995-5767.

     (b) TENDER OFFER. This Statement relates to the tender offer by WTI Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thomson US Holdings Inc. ("Parent"), a Delaware corporation, and Parent disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 22, 2000, offering to purchase all of the outstanding Shares at a price of $9.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated March 22, 2000 and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The address of the Purchaser as set forth in the Schedule TO is Metro Center at One Station Plaza, Stamford, Connecticut 06902.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 10, 2000 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement and consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent. A copy of the Merger Agreement is included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

     At a meeting held on March 10, 2000 all members of the Board of Directors of the Company (the "Company Board"), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interests of the Company's shareholders.

ITEM 3.  PAST CONTACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) CONFLICTS OF INTERESTS. Except as set forth in this Item 3, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement provides that the By-laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article VII of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger (the "Effective Time") in any manner that would affect adversely the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

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     The Merger Agreement also provides that the Surviving Corporation will use its reasonable best efforts to maintain in effect for three years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of a least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be $35,000 in the aggregate).

     Parent, Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnity obligations.

     (b) AGREEMENTS WITH PARENT AND PURCHASER. A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase under
Section 10 "Background of the Offer; Contacts with the Company; the Merger Agreement; Interests of Certain Persons in the Merger" of the Offer to Purchase, a copy of which is included as Exhibit (a)(1) to the Schedule TO and is incorporated herein by this reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

     On January 13, 1999, the Company and Course Technology, an affiliate of Parent, executed a Confidentiality Agreement. The Confidentiality Agreement was amended by a letter agreement executed on January 22, 1999. The Confidentiality Agreement as so amended is referred to herein as the "Confidentiality Agreement." Pursuant to the terms of the Confidentiality Agreement, the Company agreed to provide to Course Technology or an affiliate certain confidential and proprietary information concerning the Company and Course Technology, on behalf of itself and any of its affiliates which received any of the confidential information, agreed among other things: (1) to keep the confidential information confidential, (2) not to use the confidential information for any purpose other than to evaluate a possible acquisition transaction with the Company, (3) not to disclose the fact that the confidential information had been made available to Course and (4) that neither Course nor any of its affiliates would in any manner, directly or indirectly, except at the specific invitation of the Company, effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities or assets of the Company or any of its subsidiaries, (ii) make any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iii) make any solicitation of proxies or consents to vote any voting securities of the Company, or (iv) take certain other similar actions or (v) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth above. This description is a summary, and is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by this reference to Exhibit (d)(2) to the Schedule TO.

     Parent has requested that Kenneth Kousky, the Chairman of the Board, President and Chief Executive Officer of the Company, remain as the President of the Company following the Merger at a base salary of $225,000 per year, subject to review on March 1, 2001. Under the terms of Parent's proposal to Mr. Kousky, he would participate in (1) a short term incentive plan that would allow him to earn an incentive bonus of between 50% and 100% of his base salary if the Company meets certain financial targets to be established by the parties and (2) a three year long term incentive plan that would allow Mr. Kousky to earn an additional incentive bonus of up to 50% of his base salary in the first two years and 100% of his base salary in the third year if the Company meets certain financial targets to be established by the parties, including in each case a guaranteed portion for the remainder of fiscal year 2000. Parent's offer provides that if Mr. Kousky's
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employment were terminated, he would receive severance in the form of salary continuation for 12 months, provided that he executes a separation letter, which would include an agreement by Mr. Kousky not to compete with the Company for a period of one year from the date of termination of his employment. Mr. Kousky would also participate in other benefit plans available to similarly situated employees of Thomson Learning, a division of Parent ("Thomson Learning"). Parent and Mr. Kousky and his counsel are negotiating the terms of an employment agreement, but no agreement has been reached to date. The foregoing is a summary of Parent's proposal to Mr. Kousky. The Offer and the Merger are not conditioned on Mr. Kousky accepting these or any other terms of employment.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE COMPANY BOARD. At a meeting held on March 10, 2000, the Company Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders.

     The Company Board recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to the stockholders communicating the Company Board's recommendation is attached hereto as Exhibit (a)(2) and incorporated herein by reference. A press release announcing the commencement of the Offer is included as Exhibit (a)(9) to the Schedule TO and is incorporated herein by reference.

     (b) REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD.

     From time to time for a number of years, the Company has been contacted by and held informal discussions and meetings with a number of entities which have inquired as to the Company's interest in an acquisition transaction. While none of these contacts (other than the contacts with Parent described below) resulted in a formal proposal, the Company Board has considered whether a combination with any of these entities would be strategically advantageous to the Company and in the best interest of the Company stockholders and has considered other strategic alternatives available to the Company.

     During the fourth quarter of 1998 and at various times during 1999, executives of Thomson Learning met with executives of the Company to discuss ways that the two companies could work together to pursue common business interests. In connection with these discussions, on January 13, 1999, Course Technology and the Company entered into a Confidentiality Agreement and the Company provided Parent with information on the Company's product lines and business strategies. The Confidentiality Agreement was subsequently amended on January 22, 1999. On several occasions during the Spring of 1999, as part of these discussions, executives of Thomson Learning expressed to executives of the Company Parent's interest in a possible acquisition of the Company.

     While the Company Board had not determined to seek an acquisition transaction for the Company, the Board believed it advisable to retain a financial advisor to assist it in evaluating and responding to inquiries received by the Company. Accordingly, on March 1, 1999, the Company retained U.S. Bancorp Piper Jaffray to serve as the Company's exclusive representative and financial advisor for the purpose of advising the Company concerning a potential acquisition of the Company.

     At a meeting on May 25, 1999, U.S. Bancorp Piper Jaffray had discussions with the Company Board concerning various potential strategic transactions, including the possibility of selling the Company.

     In June and July 1999, U.S. Bancorp Piper Jaffray and representatives of the Company contacted a number of entities, most of which had theretofore advised the Company that they had a potential interest in a transaction with the Company. Between June and October of 1999, certain of these entities executed confidentiality agreements with the Company, were given additional information concerning the Company and held further discussions with U.S. Bancorp Piper Jaffray and with other representatives of the Company. None of these entities submitted a formal proposal to acquire the Company. In addition, the Company had

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discussions in the fall of 1999 through early March 2000 with additional parties which expressed an interest in a potential transaction or strategic relationship with the Company.

     On September 29, 1999, Eric Shuman, Senior Vice President and Chief Financial Officer of Thomson Learning and Tim McEwen and Susan Chrein-Yules, the Chief Executive Officer and Chief Financial Officer of the Life Long Learning Group of Thomson Learning, respectively, and representatives of Scott-Macon, Ltd., Parent's financial adviser, met with Kenneth W. Kousky, the Chairman of the Board, President and Chief Executive Officer of the Company and a representative of U.S. Bancorp Piper Jaffray in St. Louis, Missouri to again discuss ways in which the two companies could work together, including the possible acquisition of the Company by Parent. On November 30, 1999, Messrs. Shuman and McEwen called Mr. Kousky and suggested the possible acquisition of the Company by Parent. On December 1, 1999, Messrs. Shuman and McEwen met with Mr. Kousky to further discuss a possible acquisition and a range of values for the Company. Messrs. Shuman, McEwen and Kousky had several additional discussions by telephone in December 1999 and January 2000 regarding a possible acquisition, but were unable to reach agreement on a value for the Company.

     On February 4, 2000, Parent submitted a written proposal to acquire the Company for $9.00 cash per Share. Between February 4 and February 14, 2000, Messrs. Shuman and McEwen discussed a possible range of values for the Company with Raymond Kalinowsky, a member of the Company Board, and representatives of U.S. Bancorp Piper Jaffray. At a meeting on February 10, 2000, the Company Board authorized Mr. Kalinowsky and representatives of U.S. Bancorp Piper Jaffray to continue negotiations with Parent. In a telephone conversation on February 14, 2000 among Mr. Kalinowsky, Mr. Shuman and a representative of U.S. Bancorp Piper Jaffray, the parties continued to negotiate terms of a potential acquisition transaction.

     At a meeting on February 15, 2000, the Company Board authorized management to negotiate a definitive agreement and to execute a letter agreement with Thomson Learning giving Parent an exclusive negotiating period through March 1, 2000. A copy of the letter agreement is attached hereto as Exhibit (e)(3) and is incorporated by reference herein. On March 1, 2000, the parties orally extended the exclusive negotiating period until March 7, 2000.

     On February 22 and 23, 2000, Mr. Kousky and J. Michael Bowles, the Company's Chief Financial Officer, a representative of U.S. Bancorp Piper Jaffray and counsel for the Company met with executives of Thomson Learning, including Mr. McEwen, and counsel for Parent in St. Louis, Missouri to discuss the Company's business strategies and the terms of a possible acquisition of the Company by Parent and to begin a due diligence review of the Company by Parent and its counsel.

     On February 25, 2000, counsel for Parent provided a draft Merger Agreement to counsel for the Company. During the period from February 22 through March 9, 2000, a number of meetings, on-site visits to the Company facilities, calls and other activities took place between representatives of Parent and the Company and their respective counsel in furtherance of Parent's due diligence efforts. During this period, counsel for Parent and the Company also negotiated the terms of the Merger Agreement.

     At a special meeting held on March 10, 2000, the Company Board approved the Merger Agreement, the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders. At the meeting, the Company Board considered the opinion of U.S. Bancorp Piper Jaffray delivered orally at the meeting and subsequently confirmed in writing to the effect that as of that date, based upon and subject to certain assumptions and matters stated therein, the cash consideration to be paid for the Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates). (See Item 5). The Company Board also considered (i) economic conditions and prospects for the markets in which the Company operates and competitive pressures in the IT training industry, (ii) the rapid pace of technological change in the Company's industry and the anticipated need of the Company for substantial cash in order to adapt to such change, (iii) the fact that Parent has substantially greater financial resources than the Company, and will be able to enhance the Company's ability to compete in and adapt to its changing markets, (iv) the business fit of the Company and Parent and the complimentary nature of their respective businesses, (v) the terms and
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conditions of the Merger Agreement, (vi) the likelihood of the Merger being approved by the appropriate regulatory authorities and (vii) the expectation of the Company Board that the Offer and the Merger are likely to be consummated expeditiously.

     On March 10, 2000, Parent, Purchaser and the Company signed the Merger Agreement and issued a press release announcing the Merger.

     (c) INTENT TO TENDER. To the best knowledge of the Company after reasonable inquiry, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons, subject to and consistent with any fiduciary obligations of such persons.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED

     Pursuant to the terms of an engagement letter, dated as of March 1, 1999, the Company engaged U.S. Bancorp Piper Jaffray to act as its financial advisor in connection with the potential acquisition of the Company. As part of its role as financial advisor, U.S. Bancorp Piper Jaffray delivered a fairness opinion (the "Fairness Opinion") to the Company Board. Pursuant to the engagement letter, U.S. Bancorp Piper Jaffray received or will receive from the Company:
(i) a retainer fee of $50,000, (ii) a fee for delivery of its Fairness Opinion of $250,000 and (iii) if the Offer and the Merger are consummated, a transaction fee equal to 2% of the aggregate purchase price paid for the Company Common Stock (a minimum of $650,000) less $275,000. The Company has also agreed to reimburse U.S. Bancorp Piper Jaffray for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its legal counsel, and to indemnify U.S. Bancorp Piper Jaffray and related parties against certain liabilities arising out of U.S. Bancorp Piper Jaffray's engagement. The opinion of U.S. Bancorp Piper Jaffray, dated March 10, 2000, to the Company Board, is to the effect that, based upon and subject to the matters described in such opinion, the $9.75 per share cash consideration to be paid for the shares of Common Stock of the Company in the proposed Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Stock of the Company (other than Parent and its affiliates) as of that date. The full text of U.S. Bancorp Piper Jaffray's written opinion dated March 10, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by U.S. Bancorp Piper Jaffray, is attached hereto as Exhibit (e)(4) and incorporated herein by reference. U.S. Bancorp Piper Jaffray's opinion is directed only to the fairness, from a financial point of view, of the $9.75 per share cash consideration to be paid for the shares of Common Stock of the Company in the proposed Offer and the Merger pursuant to the Merger Agreement to the holders of shares of Common Stock of the Company (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares pursuant to the Offer, vote in favor of the Merger, or as to any other matter relating to the Offer of the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     U.S. Bancorp Piper Jaffray has rendered various investment banking and other advisory services to the Company and its affiliates in the past for which U.S. Bancorp Piper Jaffray received customary compensation. In the ordinary course of business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of the Company and Thomson Corp., an affiliate of Parent, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein and in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1) to the Schedule TO and portions of which are incorporated herein by reference, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     To the Company's knowledge after reasonable inquiry, no transactions in the Shares, other than ordinary course purchases under the Company's 401(k) savings plan, have been effected during the past 60 days by the Company or any of its executive officers, directors, affiliates or subsidiaries.

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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company.

     (b) Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION

     (a) As a Missouri corporation, the anti-takeover provisions of Section
351.459 of The General and Business Corporation Law of Missouri ("Missouri Law") by their terms apply to the Company. A description of these provisions and their applicability to the Company is contained in Section 15 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit
(a)(1) to the Schedule TO and is incorporated herein by this reference. At its meeting held on March 10, 2000, the Company Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section
351.459 of the Missouri Law inapplicable to the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger.

ITEM 9.  EXHIBITS

                                 EXHIBIT INDEX

        (a)(1) Offer to Purchase dated March 22, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).
        (a)(2)        Letter to Shareholders dated March 22, 2000.
        (a)(3)        Press Release of the Parent and Company dated March 10, 2000
                      (incorporated herein by reference to Exhibit (a)(9) to the Schedule TO).
        (e)(1) Agreement and Plan of Merger, dated as of March 10, 2000, by and among Wave Technologies International, Inc., WTI
                      Acquisition Corporation and Thomson US Holdings Inc.
                      (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).
        (e)(2)        Confidentiality Agreement dated January 13, 1999, between
                      Parent and the Company, as amended on January 22, 1999
                      (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
        (e)(3)        Letter Agreement between Thomson Learning and Company dated
                      February 16, 2000.
        (e)(4)        Opinion of U.S. Bancorp Piper Jaffray Inc. dated March 10,
                      2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 22, 2000

                                          WAVE TECHNOLOGIES INTERNATIONAL, INC.

                                                 /s/ KENNETH W. KOUSKY
                                          By:
                                          --------------------------------------

                                            Name: Kenneth W. Kousky
                                            Title: Chairman of the Board,
                                              President and Chief
                                            Executive Officer

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